UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

08031793

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 25 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Schedules
December 31, 2007

FSC Securities Corporation
(An indirect wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
FSC Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 14, 2008

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2007

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	32,953
Cash segregated under federal and other regulations		399
Deposits with clearing organizations and others		220
Receivables from broker-dealers and clearing organizations		10,886
Receivables from investment advisors		4,401
Securities owned, at market value		222
Security pledged to insurance company, at market value		656
Notes and accounts receivable from registered representatives, net of allowance of $1,262		2,568
Net deferred tax asset		10,940
Intangible asset, net of accumulated amortization of $323		1,133
Prepaid expenses and other assets		290
Total assets	$	64,668
Liabilities and Stockholder's Equity		
Commissions payable	$	10,415
Accounts payable and accrued expenses		537
Payables to broker-dealers and clearing organizations		152
Securities sold, not yet purchased, at market value		216
Payables to affiliates, net		929
Income taxes payable to Parent		129
Other liabilities		4,895
Total liabilities		17,273
Commitments and contingencies (Note 9)		
Stockholder's equity		
Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		8,263
Retained earnings		39,122
Total stockholder's equity		47,395
Total liabilities and stockholder's equity	$	64,668

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2007

(in thousands of dollars)

Commissions	
Commission revenue	$ 191,755
Commission expense	(171,402)
Net retained commissions	20,353
Other Revenues	
Investment advisory fees	98,608
Sponsor revenue	18,499
Interest income	2,132
Other income	10,293
Total other revenues	129,532
Other Expenses	
Investment advisory fees	(89,232)
Marketing and meeting expense	(2,603)
Clearance and other	(1,097)
General and administrative	(34,206)
Total other expenses	(127,138)
Income before income taxes	22,747
Provision for income taxes	(8,926)
Net income	$ 13,821

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2007	1,000	$ 10	$ 8,193	$ 27,801	$ 36,004
Capital contribution from Parent	-	-	70	-	70
Dividends paid to Parent	-	-	-	(2,500)	(2,500)
Net income	-	-	-	13,821	13,821
Balances at December 31, 2007	1,000	$ 10	$ 8,263	$ 39,122	$ 47,395

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	13,821
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization expense on intangible asset		183
Deferred taxes		945
Compensation expense contributed by Parent		70
(Increase) decrease in operating assets		
Receivables from broker-dealers and clearing organizations		(3,951)
Receivables from investment advisors		(316)
Cash segregated under federal and other regulations		24
Securities owned, net		(82)
Security pledged to insurance company		(37)
Notes and accounts receivable from registered representatives		(1,414)
Prepaid expenses and other assets		1,398
Increase (decrease) in operating liabilities		
Commissions payable		2,254
Accounts payable and accrued expenses		(32)
Due to broker		146
Securities sold, not yet purchased		(413)
Income taxes payable to Parent		(3,645)
Other liabilities		(5,567)
Payables to affiliates, net		(796)
Net cash provided by operating activities		2,588
Cash flows from investing activity		
Acquisition of registered representatives		(867)
Cash flows from financing activity		
Dividends paid to Parent		(2,500)
Net decrease in cash and cash equivalents		(779)
Cash and cash equivalents - beginning of year		33,732
Cash and cash equivalents - end of year	$	32,953
Supplemental cash flow information		
Income tax payments (paid to Parent)	$	11,626

Non-cash financing Activity:

During the year ended December 31, 2007, the Company recorded officer compensation totaling $70 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent "or "FSC"), which is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. ("SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Commission Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable

for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value based on quoted market prices with unrealized gains and losses reflected in the Statement of Operations.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Intangible Asset
Intangible assets arising from the transfer of acquired representatives' licenses are amortized on a straight-line basis over their estimated useful lives, generally considered to be 10 years.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The amount of deferred taxes payable or receivable is based upon anticipated changes enacted to tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Operations for the changes in deferred tax liabilities or assets

between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Recent Accounting Pronouncements
Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," was issued in September 2006. SFAS No. 157 provides a definition of fair value and establishes a framework for measuring fair value. SFAS No. 157 clarified the definition of fair value in an effort to eliminate inconsistencies in the application of fair value under generally accepted accounting principles. Additional disclosure focusing on the methods used to determine fair value are also required. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on the Company's financial position and results of operations.

Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" was issued in February 2007. SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for the Company on January 1, 2008. The Company does not expect to adopt the irrevocable option of SFAS No. 159 at this time.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109," was issued in July 2006. FIN 48 clarifies guidance on the recognition and measurement of uncertain tax positions and establishes a more likely than not standard for the evaluation of whether such tax positions can be recognized in the Company's financial statements. Previously recognized tax positions that do not meet the more likely than not criteria were required to be adjusted on the implementation date. Additionally, FIN 48 requires additional disclosure regarding the nature and amount of uncertain tax positions, if any. The Company implemented FIN 48 on January 1, 2007 and the adoption did not have a material impact on the Company's financial position and results of operations.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $399,000 as of December 31, 2007 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers and breakpoint refund reserves.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007 consist of the following:

(in thousands of dollars)

	Receivable	Payable
Receivables from and payable to clearing brokers	$ 2,832	$ 152
Fees and commissions receivable	8,054	-
	$ 10,886	$ 152

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2007 are summarized as follows:

(in thousands of dollars)

	Owned	Sold Not Yet Purchased
Corporate stocks and debt securities	$ 112	$ 149
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	4	-
Mutual funds	76	57
Debt securities issued by States of the United States of America and political subdivision of the States	30	10
	$ 222	$ 216

6. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2007 includes $4,124,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2007 includes $3,711,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies for the entire Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2007, the Company was allocated approximately $465,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations.

The Company has pledged $656,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $ 4,211,000 during the year ended December 31, 2007, which is included in other income in the Statement of Operations.

The Company and Parent have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. For the year ended December 31, 2007, the management

fees were $27,085,000, which is reflected in general and administrative expense in the Statement of Operations.

The Company's sponsor revenues are determined, collected and allocated by FSC for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2007 was approximately $18,499,000.

At December 31, 2007 the Company had the following intercompany receivables and payables from/to affiliates:

(In thousands of dollars)

	Due (to)/from
Advantage Capital Corporation	$ (34)
Financial Service Corporation	44
FSC Agency Inc.	691
AIG Financial Advisors, Inc.	(689)
American General Securities, Inc.	(253)
Royal Alliance Associates, Inc.	(688)
	$ (929)

7. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2007 are as follows:

(in thousands of dollars)

Current	
Federal	$ 5,170
State	2,811
	7,981
Deferred	
Federal	1,751
State	(806)
	945
Total	$ 8,926

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 39.2 percent for the year ending December 31, 2007, is primarily due to state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and legal reserves.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2007, the Company had net capital of $22,475,000 which was $22,225,000 in excess of the amount required. The Company had no debit items at December 31, 2007.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

9. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. In the opinion of management, additional amounts that will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company

believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

FSC Securities Corporation

An indirect wholly-owned subsidiary of American International Group, Inc.

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2007 **Schedule I**

(in thousands of dollars)

Stockholder's equity	$	47,395
Less nonallowable assets		
Other unsecured receivables		(1,268)
Unsecured customer debits held at clearing broker		(38)
Prepaid expenses and other assets		(11,974)
Deferred taxes, net of tax liabilities applied related to deferred compensation		(10,940)
Net capital before haircuts on securities positions		23,175
Other deductions and/or charges (Fidelity Bond Deduction)		(20)
Less haircuts on securities owned, including pledged securities		(680)
Net capital		22,475
Alternative minimum net capital requirement		(250)
Excess net capital	$	22,225

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007).

(in thousands of dollars)

Net capital as reported in Part II (unaudited) Focus Report	$	20,671
Adjustments:		
State income tax adjustment		(2,160)
Legal reserve reallocation		3,000
Intercompany cash reallocation		964
Net capital per above	$	22,475

Computation For Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2007 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholder and Board of Directors of FSC Securities Corporation:

In planning and performing our audit of the financial statements of FSC Securities Corporation (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2008

END